ARTRA GROUP Incorporated
    Supplement dated September 7, 1999 to Prospectus dated October 23, 1997, as supplemented by Supplements dated March 9, 1999, June 10, 1999 and August 30, 1999.


Set forth in this Supplement is certain information included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 of ARTRA GROUP Incorporated ("ARTRA" or the "Company")and certain financial information and risks factors relating the prosposed merger of the Company with Entrade Inc.

As discussed in Note 8 to the Company's condensed consolidated financial statements for the quarter ended June 30, 1999 and in Form 8-K dated April 19, 1999, ARTRA entered into a letter of intent to purchase all of the issued and outstanding common stock of Public Liquidations Systems, Inc. and Asset Liquidation Group, Inc., d/b/a as Nationwide Auction Systems Corp. Consummation of the transaction is subject to certain conditions, including performance of the buyer's and seller's due diligence and negotiation of a definitive asset purchase agreement. The parties had extended the expiration date of the letter of intent to August 12, 1999 and are negotiating to further extend the expiration date. This potential acquisition is not as yet deemed probable as no assurance can be given that the parties will complete their due diligence or enter into a definitive agreement.

                                SUPPLEMENT INDEX


                                                                       Page

Information included in the Quarterly Report on Form 10-Q
  of ARTRA GROUP Incorporated ("ARTRA" or the "Company")
  for the quarter ended June 30, 1999
        Management's  Discussion and Analysis of
           Financial Condition and Results of Operations                 1
        Index to Financial Statements                                    6

Financial information relating to the proposed merger
  of the Company and Entrade Inc.
        Unaudited Pro Forma Condensed Combined Balance Sheet
           as of June 30, 1999*                                         20

        Unaudited Pro Forma Condensed Combined Statement of
           Operations for the six months ended June 30, 1999**          21

        Index to Financial Statements for Entrade Inc.                  22


Risk factors relating to the proposed merger of the Company
  and Entrade Inc.                                                      35





Capitalized terms not defined herein shall have the meanings set forth in the Prospectus, as supplemented to date.











_____________________________

          * Presented as if the proposed merger of ARTRA with a subsidiary of Entrade Inc. and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade Inc. common stock had been approved by ARTRA's shareholders and was effective as of June 30, 1999.

          ** Presented as if the proposed merger of ARTRA with a subsidiary of Entrade Inc. and the exchange of ARTRA common stock and ARTRA preferred stock for Entrade Inc. common stock had been approved by ARTRA's shareholders and was effective as of January 1, 1999.


               Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion supplements the information found in Artra's financial statements and related notes.

         Results of Operations

Artra changed significantly during the fourth quarter of fiscal year 1998. It exited its one industry segment, the packaging products business, conducted by its discontinued Bagcraft subsidiary, and is actively investigating new business opportunities. Artra's consolidated financial statements for the three and six months ended June 30, 1998 have been reclassified to report separately the results of operations of the Bagcraft subsidiary in discontinued operations.


Three Months Ended June 30, 1999 vs. Three Months Ended June 30, 1998

         Continuing Operations

Selling, general and administrative expenses from continuing operations were $3,174,000 for the three months ended June 30, 1999 as compared to $530,000 for the three months ended June 30, 1998. Artra incurred a compensation charge of $900,000 during the three months ended June 30, 1999 relating to stock options granted in February 1999 to four individuals employed to manage Artra's entry into the Internet business-to-business e-commerce and on-line auction business. Artra also incurred a compensation charge of $575,000 during the three months ended June 30, 1999 relating to stock options granted under the terms of an employment agreement with Artra's newly appointed president and chief executive officer. Selling, general and administrative expenses from continuing operations included $867,000 of losses incurred by Entrade, Inc. ("Entrade") during the three months ended June 30, 1999. The Entrade losses include business development costs of $67,000, depreciation and amortization of $240,000, payroll and related costs of $357,000 and other administrative costs of $203,000.

During the three months ended June 30, 1999, Artra had net interest income of $121,000 as compared to net interest expense of $853,000 during the three months ended June 30, 1998. Artra used cash proceeds received from the November 1998 sale of the assets of the discontinued Bagcraft subsidiary to pay off approximately $15,200,000 of borrowings on various loan agreements. Artra has invested approximately $10,000,000 as of June 30, 1999 of the remaining net proceeds in interest bearing cash equivalents.

Artra was unable to recognize an income tax benefit in connection with its 1999 and 1998 pre-tax losses due to its tax loss carryforwards and the uncertainty of future taxable income.

         Discontinued Operations

During the three months ended June 30, 1998, Artra had earnings of $948,000 at the discontinued Bagcraft subsidiary. No income or loss relating to discontinued operations was incurred during 1999.


Six Months Ended June 30, 1999 vs. Six Months Ended June 30, 1998


         Continuing Operations

Selling, general and administrative expenses from continuing operations were $4,528,000 for the six months ended June 30, 1999 as compared to $1,152,000 for the six months ended June 30, 1998. Artra incurred a compensation charge of approximately $1,200,000 during the six months ended June 30, 1999 relating to stock options granted in February 1999 to certain individuals employed to manage Artra's entry into the Internet business-to-business e-commerce and on-line auction business. Artra also incurred a compensation charge of $575,000 during the six months ended June 30, 1999 relating to stock options granted under terms of an employment agreement with Artra's newly appointed president and chief executive officer. Selling general and administrative expenses from continuing operations included $1,300,000 of losses by Entrade during the six months ended June 30, 1999. The Entrade losses include business development costs of $290,000, depreciation and amortization of $310,000, payroll and related costs of $438,000 and other administrative costs of $262,000.

During the six months ended June 30, 1999, Artra had net interest income of $207,000 as compared to net interest expense of $1,987,000 during the six months ended June 30, 1998. Artra used cash proceeds received from the November 1998 sale of the assets of the discontinued Bagcraft subsidiary to pay off approximately $15,200,000 of borrowings on various loan agreements.

Artra was unable to recognize an income tax benefit in connection with its 1999 and 1998 pre-tax losses due to its tax loss carryforwards and the uncertainty of future taxable income.


         Discontinued Operations

During the six months ended June 30, 1998, Artra had earnings of $810,000 at the discontinued Bagcraft subsidiary. No income or loss relating to discontinued operations was incurred during 1999.

Liquidity and Capital Resources

         Cash and Cash Equivalents and Working Capital

Artra's cash and cash equivalents decreased $1,258,000 during the six months ended June 30, 1999. Cash flows used by operating activities of $3,781,000 and cash flows used by investing activities of $1,883,000 exceeded cash flows from financing activities of $4,406,000. Operating activities used cash flows to fund Artra's net loss for the six months ended June 30, 1999 and to pay approximately $1,864,000 of liabilities of the discontinued Bagcraft subsidiary. Investing activities used cash flows of approximately $2,728,000 for Artra's investment in and advances to Entrade. Financing activities provided cash flows from the exercise of stock options and warrants.

Artra's consolidated working capital decreased by $2,088,000 to $4,725,000 at June 30, 1999 as compared to consolidated working capital of $6,813,000 at December 31, 1998. Artra used working capital to pay off $1,864,000 of liabilities of the discontinued Bagcraft subsidiary and for its investment in and advances of $2,728,000 to Entrade.


         Operating Plan

On February 23, 1999, Artra entered into a merger agreement with WorldWide Web NetworX Corporation ("WorldWide") and Entrade, a 90% owned subsidiary of WorldWide. As a result of the merger agreement, Artra will become a wholly owned subsidiary of Entrade, and the shareholders of Artra will become shareholders of Entrade. Under the terms of the merger agreement, Artra's shareholders will receive one share of Entrade common stock in exchange for each share of Artra common stock. Additionally, the Artra preferred stock shareholders will receive 329 shares of Entrade common stock in exchange for each share of Artra preferred stock. All stock options and warrants issued by Artra and outstanding on the closing date of the merger will be converted into Entrade stock options and warrants.

On February 23, 1999, Entrade acquired software and intellectual property and 25% of the shares of Class A Voting Common Stock of asseTrade.com from WorldWide, in exchange for 1,800,000 shares of Entrade common stock, $800,000 in cash and a note for $500,000, payable upon the closing of the merger or the earlier termination of the merger agreement.

On February 16, 1999, Entrade had agreed with Energy Trading Company, a wholly owned subsidiary of Peco Energy, to issue to Energy Trading Company 200,000 shares of Entrade common stock and to pay Energy Trading Company $100,000 in exchange for retained rights Energy Trading Company held in the purchased assets. Entrade also agreed with both WorldWide and Energy Trading Company that it would provide a minimum of $4,000,000 in funding for entrade.com.

Under separate loan agreements, Artra agreed to lend Entrade up to $2,000,000 and advance an additional $250,000 to fund the $800,000 cash payment to WorldWide and to provide funding for entrade.com until the closing of the merger or the earlier termination of the merger agreement. Under the merger agreement, Artra agreed to guaranty the $4,000,000 funding for entrade.com if the merger closes.

If the merger agreement terminates solely because the Artra shareholders have not approved the merger agreement and the merger, all obligations of WorldWide and Entrade to repay the amounts loaned to either or both of them by Artra under the loan agreement and an additional $250,000 advanced to Entrade by Artra will terminate and the loans made by Artra to WorldWide and to Entrade under the loan agreement will be forgiven as a "break-up" fee to WorldWide and Entrade equal to the aggregate amount of the loan as defined in the loan agreement and the additional $250,000 advance.

Artra believes that it has adequate funds available to fund its obligations under the merger agreement and to fund entrade.com's operations for the remainder of 1999.


         Capital Expenditures

Artra's corporate entity has no material commitments for capital expenditures.


Artra does not intend to be considered an "investment company" as defined by the Investment Company Act of 1940 and, accordingly, is actively investigating new business opportunities, including the merger. In order to finance new business opportunities, Artra could use sources such as its cash and cash equivalents, its available-for-sale securities, borrowings from various potential sources and issuances of Artra's equity securities.


         Redeemable Preferred Stock

Artra has outstanding redeemable Series A preferred stock with a carrying value of $3,051,000 at June 30, 1999. Redeemable preferred stock issues of the BCA Holdings, Inc. and Bagcraft subsidiaries are included in liabilities of discontinued operations at June 30, 1999. Under the merger agreement, holders of Artra Series A preferred stock will receive 329 shares of Entrade common stock for each share of Artra Series A preferred stock.



         Investment in Comforce Corporation

Artra, along with its wholly owned Fill-Mor subsidiary, owns a significant minority interest in Comforce, consisting of 1,525,500 shares, or approximately 9%, of the outstanding common stock of Comforce as of December 31, 1998 and June 30, 1999 with an aggregate value $8,200,000 as of December 31, 1998 and of $4,577,000 as of June 30, 1999.

The Comforce shares constitute unregistered securities under the Securities Act. As a result of Artra's former involvement in the operations and management of Comforce, Artra was considered an "affiliate" of Comforce under the Securities Act. Because of this status, the number of shares that Artra could sell without registration under the Securities Act within any three-month period was limited. For the reasons set forth below, Artra believes that an exemption from registration under Rule 144(k) promulgated under the Securities Act is now available to it. Therefore, the limitations under Rule 144 on the number of restricted shares that Artra could sell within any three-month period without registrations are no longer applicable to it.

The Commission might not agree with Artra's position. Notwithstanding this, Artra does not believe that its ability to sell Comforce shares, or eventually to realize on the value of its Comforce shares, will be affected in a material adverse way, although it may not be able to sell its Comforce shares as quickly as it could if it were to use Rule 144(k). In any event, an attempt to sell a large number of its Comforce shares over a limited period could be expected to result in a reduction in the value of those shares.

In January 1996, Artra's Board of Directors approved the sale of 200,000 of Artra's Comforce common shares to some of the officers, directors and key employees of Artra for non-interest bearing notes totaling $400,000. The notes are collateralized by the related Comforce common shares. Additionally, the noteholders have the right to put their Comforce shares back to Artra in full payment of the balance of their notes.

Based upon the preceding factors, Artra had concluded that, for reporting purposes, it had effectively granted options to those officers, directors and key employees to acquire 200,000 of Artra's Comforce common shares. Accordingly, in January 1996, these 200,000 Comforce common shares were removed from Artra's portfolio of "available-for-sale securities" and were classified in Artra's condensed consolidated balance sheet as other receivables with an aggregate value of $400,000, based upon the value of proceeds to be received upon future exercise of the options.

The disposition of these 200,000 Comforce common shares resulted in a gain that was deferred and will not be recognized in Artra's financial statements until the options to purchase these 200,000 Comforce common shares are exercised. Prior to the fourth quarter of 1997, no options to acquire any of the 200,000 Comforce common shares had been exercised. During the fourth quarter of 1997, options to acquire 59,500 of these Comforce common shares were exercised resulting in a realized gain of $225,000. During 1998, options to acquire 84,750 of these Comforce common shares were exercised resulting in a realized gain of $320,000.


At June 30, 1999 and December 31, 1998, options to acquire 55,750 Comforce common shares remained unexercised and were classified in Artra's consolidated balance sheet as other receivables with an aggregate value of $112,000, based upon the value of proceeds to be received upon future exercise of the options.


         Net Operating Loss Carryforwards

At December 31, 1998, Artra and its subsidiaries had federal income tax loss carryforwards of approximately $10,000,000 expiring principally in the years 2010 to 2012, available to be applied against future taxable income, if any. In recent years, Artra issued shares of Artra common stock to repay various debt obligations, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code limits a corporation's utilization of its federal income tax loss carryforwards when changes in the ownership of a corporation's common stock described in the Code occurs.

In the opinion of management, Artra is not currently subject to the limitations regarding the utilization of its federal income tax loss carryforwards. Should Artra continue to issue a significant number of shares of Artra common stock, it could trigger a limitation that would prevent it from utilizing a substantial portion of its federal income tax loss carryforwards. The merger will not affect Artra's net operating loss carryforwards.

Impact of Inflation and Changing Prices

Inflation has become a less significant factor in our economy and currently is not a significant factor to Artra.


Recently Issued Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 2000. Management has not determined what impact this standard, when adopted, will have on Artra's financial statements.


Year 2000 Compliance

The Year 2000 issue refers to the inability of many computer programs and systems to process accurately dates later than December 31, 1999. Unless these programs are modified to handle the century change, they will likely interpret the Year 2000 as the year 1900. The Artra corporate entity has limited data processing requirements which are handled by personal computers running generic software applications. We believe that our internal systems are Year 2000 compliant. If these systems are not Year 2000 compliant, they can be quickly updated with new equipment without requiring us to incur significant costs.

                            ARTRA GROUP INCORPORATED

                          INDEX TO FINANCIAL STATEMENTS


                                                                     Page
                                                                    Number
                                                                    ------



        Financial Statements (Unaudited)

        Condensed Consolidated Balance Sheets
          June 30, 1999 and December 31, 1998                          7

        Condensed Consolidated Statements of Operations
          Three and Six Months Ended
          June 30, 1999 and June 30, 1998                              8

        Condensed Consolidated Statement of
          Changes in Shareholders' Equity
          Six Months Ended June 30, 1999                               9

        Condensed Consolidated Statements of Cash Flows
          Six Months Ended June 30, 1999 and June 30, 1998            10

        Notes to Condensed Consolidated Financial Statements          11

                   ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (Unaudited in thousands, except share data)


                                                      June 30,   December 31,
                                                        1999        1998
                                                      --------    --------

                    ASSETS
Current assets:
   Cash and equivalents                               $ 10,495    $ 11,753
   Restricted cash and equivalents                         111       1,045
   Available-for-sale securities                         4,577       8,200
   Other                                                   221         270
                                                      --------    --------
               Total current assets                     15,404      21,268

Other assets:
   Advances to Entrade Inc.                              1,428        --
   Other                                                    89        --
                                                      --------    --------
                                                      $ 16,921    $ 21,268
                                                      ========    ========


                    LIABILITIES
Current liabilities:
   Accrued expenses                                   $    590    $    568
   Income taxes                                          1,114       1,854
   Common stock put warrants                               511       1,705
   Liabilities of discontinued operations                8,464      10,328
                                                      --------    --------
               Total current liabilities                10,679      14,455
                                                      --------    --------

Commitments and contingencies

Redeemable preferred stock                               3,051       2,857


                    SHAREHOLDERS' EQUITY
Common stock, no par value;
   authorized 20,000,000 shares;
   issued 9,318,105 shares in 1999
   and 8,302,110 shares in 1998                          6,989       6,227
Additional paid-in capital                              53,047      42,734
Deferred stock compensation                             (3,702)       --
Unrealized appreciation of investments                   7,297      10,920
Accumulated deficit                                    (58,815)    (54,300)
                                                      --------    --------
                                                         4,816       5,581
Less treasury stock, 437,882 shares, at cost             1,625       1,625
                                                      --------    --------
                                                         3,191       3,956
                                                      --------    --------
                                                      $ 16,921    $ 21,268
                                                      ========    ========



The accompanying notes are an integral part of the consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Unaudited in thousands, except per share data)

                                                                     Three Months Ended     Six Months Ended
                                                                          June 30,              June 30,
                                                                     ------------------    ------------------
                                                                       1999       1998*      1999       1998*
                                                                     -------    -------    -------    -------
Net sales                                                            $  --      $  --      $  --      $  --
                                                                     -------    -------    -------    -------

Costs and expenses:
   Cost of goods sold,
     exclusive of depreciation and amortization                         --         --         --         --
   Selling, general and administrative                                 3,174        530      4,528      1,152
                                                                     -------    -------    -------    -------
                                                                       3,174        530      4,528      1,152
                                                                     -------    -------    -------    -------

Operating loss                                                        (3,174)      (530)    (4,528)    (1,152)
                                                                     -------    -------    -------    -------

Other income (expense):
   Interest income (expense), net                                        121       (853)       207     (1,987)
   Realized gain on disposal
     of available-for-sale securities                                   --          267       --          320
   Other income (expense), net                                          --            2       --          (74)
                                                                     -------    -------    -------    -------
                                                                         121       (584)       207     (1,741)
                                                                     -------    -------    -------    -------

Loss from continuing operations before income taxes                   (3,053)    (1,114)    (4,321)    (2,893)
Provision for income taxes                                              --         --         --         --
                                                                     -------    -------    -------    -------
Loss from continuing operations                                       (3,053)    (1,114)    (4,321)    (2,893)
Earnings from discontinued operations                                   --          948       --          810
                                                                     -------    -------    -------    -------
Net loss                                                              (3,053)      (166)    (4,321)    (2,083)
Dividends applicable to redeemable preferred stock                      (130)       (95)      (194)      (219)
                                                                     -------    -------    -------    -------
Loss applicable to common shares                                     ($3,183)   ($  261)   ($4,515)   ($2,302)
                                                                     =======    =======    =======    =======

Earnings (loss) per share applicable to common shares:
    Basic
       Continuing operations                                         ($ 0.37)   ($ 0.15)   ($ 0.54)   ($ 0.39)
       Discontinued operations                                          --         0.12       --         0.10
                                                                     -------    -------    -------    -------
                 Net loss                                            ($ 0.37)   ($ 0.03)   ($ 0.54)   ($ 0.29)
                                                                     =======    =======    =======    =======

     Weighted average number of shares
       of common stock outstanding                                     8,655      7,864      8,331      7,914
                                                                     =======    =======    =======    =======

    Diluted
       Continuing operations                                         ($ 0.37)   ($ 0.15)   ($ 0.54)   ($ 0.39)
       Discontinued operations                                          --         0.12       --         0.10
                                                                     -------    -------    -------    -------
                 Net loss                                            ($ 0.37)   ($ 0.03)   ($ 0.54)   ($ 0.29)
                                                                     =======    =======    =======    =======

     Weighted average number of shares of common stock
       and common stock equivalents outstanding                        8,655      7,864      8,331      7,914
                                                                     =======    =======    =======    =======


The accompanying notes are an integral part of the condensed consolidated financial statements.

---------------------------
* As reclassified for discontinued operations.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                   (Unaudited in thousands, except share data)


                                                                            Accumulated
                                     Common Stock  Additional  Deferred        Other                 Treasury Stock       Total
                                  -----------------  Paid-in     Stock     Comprehensive Accumulated ---------------   Shareholders'
                                    Shares  Dollars  Capital  Compensation    Income      (Deficit)  Shares  Dollars      Equity
                                  --------- ------- --------- ------------ ------------  ----------  ------- -------   ------------
Balance at December 31, 1998      8,302,110  $6,227   $42,734                   $10,920    ($54,300) 437,882 ($1,625)        $3,956
                                                                                                                       ------------

Comprehensive income (loss):
 Net loss                                 -       -         -                         -      (4,321)       -       -         (4,321)
 Net decrease in unrealized
  appreciation of investments             -       -         -                    (3,623)          -        -       -         (3,623)
                                                                                                                       ------------
   Comprehensive income (loss)                                                                                               (7,944)
                                                                                                                       ------------

Other changes in
 shareholders' equity:
  Exercise of warrants to
   purchase common stock            978,598     734     3,520                         -           -        -       -          4,254
  Exercise of options to
   purchase common stock             37,397      28       124                         -           -        -       -            152
  Stock options issued
   and deferred
   stock-based compensation               -       -     4,900       (4,900)           -           -        -       -              -
  Compensation expense recognized         -       -         -        1,198            -           -        -       -          1,198
  Outstanding stock options               -       -       575            -            -           -        -       -            575
  Reverse put liability
   for warrants exercised                 -       -     1,194            -            -           -        -       -          1,194
  Redeemable preferred
    stock dividends                       -       -         -                         -        (194)       -       -           (194)
                                                                                                                       ------------
    Other changes in
     shareholders' equity                                                                                                     7,179
                                                                                                                       ------------

                                  --------- ------- ---------  -----------  -----------   ---------  ------- -------   ------------
Balance at June 30, 1999          9,318,105  $6,989   $53,047      ($3,702)      $7,297    ($58,815) 437,882 ($1,625)        $3,191
                                  ========= ======= =========  ===========  ===========   =========  ======= =======   ============


The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited in thousands)




                                                             Six Months Ended
                                                                 June 30,
                                                           --------------------
                                                             1999        1998
                                                           --------    --------

Net cash flows from (used by) operating activities         ($ 3,781)   $    701
                                                           --------    --------

Cash flows from investing activities:
   Advances to Entrade Inc.                                  (2,728)       --
   Decrease in restricted cash                                  934        --
   Additions to property, plant and equipment                  --        (1,105)
   Proceeds from sale of COMFORCE common stock                 --           170
   Other                                                        (89)       --
                                                           --------    --------
Net cash flows used by investing activities                  (1,883)       (935)
                                                           --------    --------

Cash flows from financing activities:
   Proceeds from exercise of stock options and warrants       4,406          17
   Net decrease in short-term debt                             --          (379)
   Proceeds from long-term borrowings                          --        70,186
   Reduction of long-term debt                                 --       (72,625)
   Repurchase of common stock previously issued
      to pay down short-term notes                             --        (1,518)
   Redemption of detachable put warrants                       --        (1,410)
   Other                                                       --            (1)
                                                           --------    --------
Net cash flows from (used by) financing activities            4,406      (5,730)
                                                           --------    --------

Decrease in cash and cash equivalents                        (1,258)     (5,964)
Cash and equivalents, beginning of period                    11,753       5,991
                                                           --------    --------
Cash and equivalents, end of period                        $ 10,495    $     27
                                                           ========    ========



Supplemental schedule of noncash
  investing and financing activities:
    ARTRA/BCA redeemable preferred
      stock received as payment of
      Peter Harvey advances                                    --        12,787




The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.       BASIS OF PRESENTATION

ARTRA Group Incorporated, (hereinafter "ARTRA" or the "Company"), is a Pennsylvania corporation incorporated in 1933. Through November 20, 1998, ARTRA operated in one industry segment as a manufacturer of packaging products principally serving the food industry. The packaging products business was conducted by the Company's wholly-owned subsidiary, Bagcraft Corporation of America ("Bagcraft"), which business was sold on November 20, 1998.

As discussed in Note 2, on February 23, 1999, ARTRA entered into an agreement with Entrade Inc. ("Entrade"), formerly NA Acquisition Corp., and WorldWide Web NetworX Corporation ("WorldWide") providing for the merger of a subsidiary of Entrade with ARTRA. Entrade, a 90% owned subsidiary of WorldWide, owns all of the outstanding capital stock of entrade.com, Inc. ("entrade.com") and 25% of the Class A Common Stock of asseTrade.com, Inc. ("asseTrade.com").

Consummation of the merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

These condensed consolidated financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all the disclosures required in the Company's annual report on Form 10-K. Accordingly, the Company's annual report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission, should be read in conjunction with the accompanying consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1998 was derived from the audited consolidated financial statements in the Company's annual report on Form 10-K.

In the opinion of the Company, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position as of June 30, 1999, and the results of operations and changes in cash flows for the three month periods ended June 30, 1999 and June 30, 1998. Reported interim results of operations are based in part on estimates that may be subject to year-end adjustments. In addition, these quarterly results of operations are not necessarily indicative of those expected for the year.


2.       CHANGE OF BUSINESS

         Entrade Inc.

On February 23, 1999, ARTRA entered into an Agreement and Plan of Merger (the "Merger Agreement") with WorldWide, Entrade, a 90% owned subsidiary of WorldWide, and WWWX Merger Subsidiary, Inc. ("Merger Sub"), a wholly owned subsidiary of Entrade, pursuant to which Merger Sub will merge into the Company (the "Merger"), with the Company being the surviving corporation. As a result of the Merger, the Company will become a wholly owned subsidiary of Entrade, and the shareholders of the Company will become shareholders of Entrade. Under the terms of the Merger Agreement, the Company's shareholders will receive one share of Entrade Common Stock in exchange for each share of the Company's Common Stock. Additionally, holders of ARTRA Series A preferred stock will receive 329 shares of Entrade common stock for each share of ARTRA Series A preferred stock. All stock options and warrants issued by the Company and outstanding on the closing date of the Merger will be converted into Entrade stock options and warrants.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)


Entrade owns all of the outstanding capital stock of entrade.com and 25% of the Class A Common Stock of asseTrade.com.

entrade.com is an Internet business-to-business electronic commerce ("e-commerce") company seeking to provide asset disposition solutions for the utility and large industrial manufacturing sectors. asseTrade.com proposes to develop and implement comprehensive asset/inventory recovery, disposal, remarketing and management solutions for corporate clients through advanced Internet electronic business applications, including on-line auctions.

In connection with the execution of the Merger Agreement, on February 23, 1999, Entrade acquired certain software and intellectual property and 25% of the shares of Class A Voting Common Stock of asseTrade.com (collectively, the "Purchased Assets") from WorldWide, in exchange for 1,800,000 shares of Entrade common stock, $800,000 in cash and a note for $500,000, payable upon the consummation of the Merger or the earlier termination of the Merger Agreement. On February 16, 1999, Entrade had agreed with Energy Trading Company, a wholly owned subsidiary of Peco Energy Company, to issue to Energy Trading Company
200,000 shares of Entrade common stock, and to pay Energy Trading Company $100,000 in exchange for certain retained rights Energy Trading Company held in the Purchased Assets. Entrade also agreed with both WorldWide and Energy Trading Company that it would provide a minimum of $4,000,000 in funding for entrade.com. Under separate loan agreements, ARTRA agreed to loan Entrade up to $2,000,000 and advance an additional $250,000 to fund the $800,000 cash payment to WorldWide and to provide funding for entrade.com until the consummation of the Merger or the earlier termination of the Merger Agreement. Under the Merger Agreement, the Company agreed to guaranty the $4,000,000 funding for entrade.com if the Merger is consummated.

In August 1999, WorldWide agreed to loan Entrade up to $500,000 to fund Entrade's operations for the period from the date of the loan to the closing date under the Merger Agreement. This amount will be repaid to WorldWide as a condition to closing the Merger.

Consummation of the Merger is subject to the approval of the shareholders of ARTRA. The Company expects to complete the transaction during the third quarter of 1999.

If the Merger Agreement terminates solely because the ARTRA shareholders have not approved the Merger Agreement and the Merger, all obligations of WorldWide and Entrade to repay the amounts loaned to either or both of them by ARTRA under the loan agreement and an additional $250,000 advanced to Entrade by ARTRA will terminate and the loans made by ARTRA to WorldWide and to Entrade under the loan agreement will be forgiven as a "break-up" fee to WorldWide and Entrade equal to the aggregate amount of the loan as defined in the loan agreement and the additional $250,000 advance.


         Bagcraft

Effective August 26, 1998, ARTRA and its wholly-owned BCA Holdings, Inc. ("BCA") subsidiary, the parent of Bagcraft, agreed to sell the business assets of Bagcraft. Additionally, the buyer agreed to assume certain Bagcraft liabilities. The disposition of the Bagcraft business resulted in a net gain of $35,985,000.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



The Company's 1998 consolidated financial statements have been reclassified to report separately the results of operations of Bagcraft. The operating results (in thousands) for the six months ended June 30, 1998 of the discontinued Bagcraft subsidiary consist of:


          Net sales                                           $ 63,265
                                                              ========

          Earnings from operations before income taxes
               and minority interest                          $  1,154
          Provision for income taxes                               (44)
          Minority interest                                       (300)
                                                              --------
          Earnings from discontinued operations               $    810
                                                              ========

          Earnings per share from discontinued operations     $    .10
                                                              ========


Liabilities of discontinued operations at June 30, 1999 and December 31, 1998 of $8,464,000 and $10,328,000, respectively, include BCA/Bagcraft redeemable preferred stock issues (see Note 4), contractual obligations, environmental matters and other future estimated costs for various discontinued operations.


3.       INVESTMENT IN COMFORCE CORPORATION

At June 30, 1999 ARTRA's investment in COMFORCE Corporation ("COMFORCE"), 1,525,500 shares, currently a common stock ownership interest of approximately 9%, was classified in the Company's condensed consolidated balance sheet in current assets as "Available-for-sale securities." At June 30, 1999 the gross unrealized gain relating to ARTRA's investment in COMFORCE, reflected as a separate component of shareholders' equity, was $7,297,000. The investment in COMFORCE common stock, which represents a significant portion of the Company's assets at June 30, 1999 and December 31, 1998, is subject to liquidity and market price risks.

In January 1996, the Company's Board of Directors approved the sale of 200,000 of ARTRA's COMFORCE common shares to certain officers, directors and key employees of ARTRA for non-interest bearing notes totaling $400,000. The notes are collateralized by the related COMFORCE common shares. Additionally, the noteholders have the right to put their COMFORCE shares back to ARTRA in full payment of the balance of their notes.

Based upon the preceding factors, the Company had concluded that, for reporting purposes, it had effectively granted options to certain officers, directors and key employees to acquire 200,000 of ARTRA's COMFORCE common shares. Accordingly, in January 1996 these 200,000 COMFORCE common shares were removed from the Company's portfolio of "Available-for-sale securities" and were classified in the Company's condensed consolidated balance sheet as other receivables with an aggregate value of $400,000, based upon the value of proceeds to be received upon future exercise of the options. The disposition of these 200,000 COMFORCE common shares resulted in a gain that was deferred and will not be recognized in the Company's financial statements until the options to purchase these 200,000 COMFORCE common shares are exercised.

During the three and six months ended June 30, 1998, options to acquire 70,750 and 84,750 of these COMFORCE common shares were exercised resulting in realized gains of $267,000 and $320,000, respectively. At June 30, 1999, options to acquire 55,750 COMFORCE common shares remained unexercised and were classified in the Company's condensed consolidated balance sheet as other current assets with an aggregate value of $112,000, based upon the value of proceeds to be received upon future exercise of the options.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)

4.       REDEEMABLE PREFERRED STOCK

         ARTRA

In March 1990, ARTRA issued 3,750 shares of $1,000 par value junior non-convertible payment-in-kind redeemable Series A Preferred Stock with an estimated fair value of $1,012,000, net of unamortized discount of $2,738,000 as partial consideration for the acquisition of the discontinued Bagcraft subsidiary.

At June 30, 1999 and December 31, 1998, 1,849.34 shares of Series A Preferred Stock were outstanding with carrying values of $3,051,000 and $2,857,000, respectively, including accumulated dividends, net of unamortized discount of $102,000 and $239,000, respectively. The Series A Preferred Stock accrues dividends at the rate of 6% per annum and is redeemable by ARTRA on March 1, 2000 at a price of $1,000 per share plus accrued dividends. Accumulated dividends of $1,338,000 ($724 per share) and $1,246,000 ($674 per share) were accrued at June 30, 1999 and December 31, 1998, respectively.

         BCA Holdings/ Bagcraft

During 1992 and 1993, in exchange for cash consideration of $3,675,000, a former related party received 3,675 shares of BCA Series A preferred stock (6% cumulative, redeemable preferred stock with a liquidation preference equal to $1,000 per share). At June 30, 1999 and December 31, 1998, liabilities of discontinued operations included 1,036.39 and 1,672.18 BCA Series A redeemable preferred shares with accumulated dividends of $318,000 ($307 per share) and $514,000 ($307 per share), respectively.

Effective February 15, 1996, BCA, Bagcraft and a former related party entered into an agreement to exchange certain preferred stock between the Companies. Per terms of the exchange agreement BCA issued 8,135 shares of BCA Series B preferred stock (13.5% cumulative, redeemable preferred stock with a liquidation preference equal to $1,000 per share) to the former related party in exchange for 41,350 shares of Bagcraft redeemable preferred stock. At June 30, 1999 and December 31, 1998, liabilities of discontinued operations included 1,675.79 BCA Series B redeemable preferred shares with accumulated dividends of $650,000 ($388 per share).

Both the BCA Series A preferred stock and the BCA Series B preferred stock are redeemable at the option of the issuer for an amount equal to face value plus accumulated dividends. The BCA Series B preferred stock was redeemable on June 1, 1997.

At June 30, 1999 and December 31, 1998, liabilities of discontinued operations included 8,650 shares of Bagcraft 13.5% cumulative, redeemable preferred stock (liquidation preference equal to $100 per share). Accumulated dividends of $1,315,000 were accrued at June 30, 1999 and December 31, 1998 ($152 per share).

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)


        Proposed Exchange Under Merger Agreement

On February 23, 1999, ARTRA entered into a Merger Agreement with WorldWide and Entrade (see Note 2). As a result of the Merger, the Company will become a wholly owned subsidiary of Entrade, and the shareholders of the Company will become shareholders of Entrade. Under the terms of the Merger Agreement, if approved by the Company's shareholders, the holders of ARTRA Series A preferred stock will receive 329 shares of Entrade Common Stock in exchange for each share of their ARTRA Series A preferred stock.

The Merger Agreement as amended as of August 9, 1999, does not provide for the issuance of shares of Entrade common stock in exchange for any outstanding shares of BCA Series A preferred stock or BCA Series B preferred stock.


5.       INCOME TAXES

No income tax benefit was recognized in connection with the Company's 1998 and 1997 pre-tax losses due to the Company's tax loss carryforwards and the uncertainty of future taxable income.

At December 31, 1998, the Company and its subsidiaries had Federal income tax loss carryforwards of approximately $10,000,000 expiring principally in 2010 - 2012, available to be applied against future taxable income, if any. In recent years, the Company has issued shares of its common stock to repay various debt obligations, upon exercise of stock options and warrants, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code of 1986 limits a corporation's utilization of its Federal income tax loss carryforwards when certain changes in the ownership of a corporation's common stock occurs. In the opinion of management, the Company is not currently subject to such limitations regarding the utilization of its Federal income tax loss carryforwards. Should the Company continue to issue a significant number of shares of its common stock, it could trigger a limitation on its ability to utilize its Federal income tax loss carryforwards. The pending Merger with Entrade will not affect ARTRA's Federal income tax loss carryforwards.



6.       EARNINGS PER SHARE

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share". Basic earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock and common stock equivalents (stock options and warrants), unless anti-dilutive, during each period.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)




Earnings (loss) per share for the three and six months ended June 30, 1999 and 1998 was computed as follows (in thousands, except per share amounts):

                                                          Three Months Ended    Three Months Ended
                                                             June 30, 1999         June 30, 1998
                                                          ------------------    ------------------
                                                           Basic     Diluted     Basic     Diluted
                                                          -------    -------    -------    -------
AVERAGE SHARES OUTSTANDING:
  Weighted average shares outstanding                       8,655      8,655      7,864      7,864
  Common stock equivalents  (options/warrants)               --         --         --         --
                                                          -------    -------    -------    -------
                                                            8,655      8,655      7,864      7,864
                                                          =======    =======    =======    =======
EARNINGS (LOSS):
  Loss from continuing operations                         $(3,053)   $(3,053)   $(1,114)   $(1,114)
  Dividends applicable to
     redeemable preferred stock                              (130)      (130)       (95)       (95)
                                                          -------    -------    -------    -------
  Loss from continuing operations
     applicable to common shareholders                     (3,183)    (3,183)    (1,209)    (1,209)
  Earnings  from discontinued operations                     --         --          948        948
                                                          -------    -------    -------    -------
  Net loss                                                $(3,183)   $(3,183)   $  (261)   $  (261)
                                                          =======    =======    =======    =======
PER SHARE AMOUNTS:
  Loss from continuing operations
     applicable to common shares                          $  (.37)   $  (.37)   $  (.15)   $  (.15)
 Earnings from discontinued operations                       --         --          .12        .12
                                                          -------    -------    -------    -------
  Net loss applicable  to common shares                   $  (.37)   $  (.37)   $  (.03)   $  (.03)
                                                          =======    =======    =======    =======

                                                           Six Months Ended      Six Months Ended
                                                             June 30, 1999         June 30, 1998
                                                          ------------------    ------------------
                                                           Basic     Diluted     Basic     Diluted
                                                          -------    -------    -------    -------
AVERAGE SHARES OUTSTANDING:
  Weighted average shares outstanding                       8,331      8,331      7,914      7,914
  Common stock equivalents  (options/warrants)               --         --         --         --
                                                          -------    -------    -------    -------
                                                            8,331      8,331      7,914      7,914
                                                          =======    =======    =======    =======
EARNINGS (LOSS):
  Loss from continuing operations                         $(4,321)   $(4,321)   $(2,893)   $(2,893)
  Dividends applicable to
     redeemable preferred stock                              (194)      (194)      (219)      (219)
                                                          -------    -------    -------    -------
  Loss from continuing operations
     applicable to common shareholders                     (4,515)    (4,515)    (3,112)    (3,112)
  Earnings  from discontinued operations                     --         --          810        810
                                                          -------    -------    -------    -------
  Net loss                                                $(4,515)   $(4,515)   $(2,302)   $(2,302)
                                                          =======    =======    =======    =======
PER SHARE AMOUNTS:
  Loss from continuing operations
     applicable to common shares                          $  (.54)   $  (.54)   $  (.39)   $  (.39)
  Earnings from discontinued operations                      --         --          .10        .10
                                                          -------    -------    -------    -------
  Net loss applicable  to common shares                   $  (.54)   $  (.54)   $  (.29)   $  (.29)
                                                          =======    =======    =======    =======

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)


7.       LITIGATION

The Company and its subsidiaries are the defendants in various business-related litigation and environmental matters. At June 30, 1999 and December 31, 1998, the Company had accrued current liabilities of $1,500,000 for potential business-related litigation and environmental liabilities. While these litigation and environmental matters involve wide ranges of potential liability, management does not believe the outcome of these matters will have a material adverse effect on the Company's financial statements.

The discontinued Bagcraft subsidiary's Chicago facility has been the subject of allegations that it violated laws and regulations associated with the Clean Air Act. The facility has numerous sources of air emissions of volatile organic materials ("VOMs") associated with its printing operations and was required to maintain and comply with permits and emissions regulations with regard to each of these emission sources.

In November of 1995, the EPA issued a Notice of Violation ("NOV") against Bagcraft's Chicago facility alleging numerous violations of the Clean Air Act and related regulations. In May 1998 Bagcraft paid $170,000 to formally extinguish this claim.

In April 1994, the EPA notified the Company that it was a potentially responsible party for the disposal of hazardous substances (principally waste oil) at a disposal site in Palmer, Massachusetts generated by a manufacturing facility formerly operated by the Clearshield Plastics Division ("Clearshield") of Harvel Industries, Inc. ("Harvel"), a majority owned subsidiary of ARTRA. In 1985, Harvel was merged into ARTRA's Fill-Mor subsidiary. This site has been included on the EPA's National Priorities List. In February 1983, Harvel sold the assets of Clearshield to Envirodyne. The alleged waste disposal occurred in 1977 and 1978, at which time Harvel was a majority-owned subsidiary of ARTRA. In May 1994, Envirodyne and its Clearshield National, Inc. subsidiary sued ARTRA for indemnification in connection with this proceeding. The cost of clean-up at the Palmer, Massachusetts site has been estimated to be approximately $7 million according to proofs of claim filed in the adversary proceeding. A committee formed by the named potentially responsible parties has estimated the liability respecting the activities of Clearshield to be $400,000. ARTRA has not made any independent investigation of the amount of its potential liability and no assurances can be given that it will not substantially exceed $400,000.

In a case titled Sherwin-Williams Company v. ARTRA GROUP Incorporated, filed in 1991 in the United States District Court for Maryland, Sherwin-Williams Company ("Sherwin-Williams") brought suit against ARTRA and other former owners of a paint manufacturing facility in Baltimore, Maryland for recovery of costs of investigation and clean-up of hazardous substances which were stored, disposed of or otherwise released at this manufacturing facility. This facility was owned by Baltimore Paint and Chemical Company, formerly a subsidiary of ARTRA from 1969 to 1980. Sherwin-William's current projection of the cost of clean-up is approximately $5 to $6 million. The Company has filed counterclaims against Sherwin-Williams and cross claims against other former owners of the property. The Company also is vigorously defending this action and has raised numerous defenses. Currently, the case is in its early stages of discovery and the Company cannot determine what, if any, its liability may be in this matter.

ARTRA was named as a defendant in United States v. Chevron Chemical Company brought in the United States District Court for the Central District of California respecting Operating Industries, Inc. site in Monterey Park, California. This site is included on the EPA's National Priorities List. ARTRA's involvement stemmed from the alleged disposal of hazardous substances by The Synkoloid Company ("Synkoloid") subsidiary of Baltimore Paint and Chemical Company, which was formerly owned by ARTRA. Synkoloid manufactured spackling paste, wall coatings and related products, certain of which generated hazardous substances as a by-product of the manufacturing process. ARTRA entered into a consent decree with the EPA in which it agreed to pay $85,000 for one phase of the clean-up costs for this site; however, ARTRA defaulted on its payment obligation. ARTRA is presently unable to estimate the total potential liability for clean-up costs at this site, which clean-up is expected to continue for a number of years. The consent decree, even if it had been honored by ARTRA, was not intended to release ARTRA from liability for costs associated with other phases of the clean-up at this site. The Company is presently unable determine what, if any, additional liability it may incur in this matter.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)


Since 1983, Artra has been a party to product liability asbestos claims relating to the manufacture of products by The Synkoloid Company, a former operating subsidiary. As of September 1998, Artra's primary insurance carriers had paid approximately $13 million in claims related to Synkoloid products, at which point the primary carriers asserted that primary insurance coverage had been exhausted. Since that date, some of Artra's excess insurance carriers have assumed the defense and indemnity costs related to the defense and settlement of all Synkoloid product liability claims under a temporary agreement.

         From September 1998 through August 1, 1999, these carriers had paid approximately $8.5 million to settle claims. Artra believes that the remaining excess coverage totals approximately $200 million. Under the temporary agreement, these carriers could either individually or collectively cease making indemnity or defense payments at any time or refuse to renew the temporary agreement, which was due to expire on August 16, 1999. Artra has received an oral representation from the carriers' lead counsel that the temporary agreement has been extended to September 30, 1999.

While ARTRA is currently negotiating a permanent agreement with these carriers, there is no assurance that any permanent agreement will be reached or that the carriers will continue to make payments on the same terms as under the temporary agreement. If the terms of the new agreement are less favorable or the temporary agreement expires without the execution of a new agreement, ARTRA could become obligated to assume a percentage of the indemnity payments and defense costs.
ARTRA is not able to quantify the potential costs of claims that remain outstanding or unasserted. If claims exceed the insurance coverage, ARTRA's financial position could be materially and adversely affected and ARTRA's ability to fund its operations would be impaired.

Several cases have arisen from ARTRA's purchase of Dutch Boy Paints which owned a facility in Chicago which it purchased from NL Industries. In a case titled City of Chicago v. NL Industries, Inc. and ARTRA GROUP Incorporated, filed in the Circuit Court of Cook County, Illinois, the City of Chicago brought a nuisance action and alleged that ARTRA (and NL Industries, Inc.) had improperly stored, discarded and disposed of hazardous substances at the Dutch Boy site, and that ARTRA had conveyed the site to Goodwill Industries to avoid clean-up costs. At the time the suit was filed, the City of Chicago claimed that it would cost $1,000,000 to remediate the site. The Company is currently negotiating with the City of Chicago to settle this claim.

ARTRA and NL Industries, Inc. have counter sued each other and have filed third party actions against the subsequent owners of the property. The Company is presently unable to determine its liability, if any, in connection with this case. The parties were conducting discovery but the case was stayed pending the resolution of the EPA action described below.

On November 17, 1995, the EPA issued letters to ARTRA, NL Industries and others alleging that they were potentially responsible parties with respect to releases at the Dutch Boy facility in Chicago and demanding that they remediate the site. NL Industries entered into a consent decree with EPA in which it agreed to remediate the site. The Company is presently unable to determine its liability, if any, in connection with this case.


8.       OTHER INFORMATION

On June 28, 1999, the Company's board of directors entered into a three-year employment agreement with Mark F. Santacrose, under which, Mr. Santacrose agreed to become the President and Chief Executive Officer of ARTRA. In connection with such employment, Mr. Santacrose received an option to purchase 200,000 shares of ARTRA common stock at an exercise price of $10.00 per share (exercisable immediately) and 100,000 shares of ARTRA common stock at an exercise price of $12.875 per share (exercisable commencing June 28, 2000). The market value of ARTRA common stock on the date of grant of the options was $12.875 per share. Accordingly, at June 30, 1999, ARTRA recognized compensation expense of $575,000 related to these stock options.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)


On February 23, 1999, the Company entered into three-year employment agreements with four individuals to manage the Company's entry into the Internet business-to-business e-commerce and on-line auction business. In connection with such employment, the three individuals received nonqualified stock options for the purchase of 1,600,000 shares of the Company's Common Stock at an exercise price of $2.75 per share. The options vest in three equal installments over a period ending February 18, 2001. During the six months ended June 30, 1999, the Company recognized compensation expense of approximately $1,200,000 related to these stock options.

ARTRA had fallen below the New York Stock Exchange's quantitative and other continued listing criteria. These criteria included the New York Stock Exchange's net tangible assets and average three-year net income requirements. Also, after the sale of ARTRA 's Bagcraft subsidiary, ARTRA has lacked an ongoing operating business as required under the New York Stock Exchange's rules. At the New York Stock Exchange's request, ARTRA has provided a definitive action plan demonstrating ARTRA 's ability to achieve compliance with the Exchange's listing standards, including the succession of Entrade common stock to this listing after the Merger. Based upon a review of that plan, the New York Stock Exchange is continuing the listing of ARTRA common stock.

ARTRA and, after the Merger, Entrade will be subject to ongoing quarterly monitoring for compliance with the plan. Failure to meet any of the quarterly plan projections could result in the suspension from trading and subsequent delisting of ARTRA common stock and, after the Merger, Entrade common stock. ARTRA 's plan is dependent upon the closing of the Merger during the third quarter of 1999. If the Merger is not completed, ARTRA may not be able to satisfy the listing requirements of the New York Stock Exchange, and ARTRA common stock may be delisted from the New York Stock Exchange.

On April 19, 1999, ARTRA entered into a letter of intent to purchase all of the issued and outstanding common stock of Public Liquidations Systems, Inc. and Asset Liquidation Group, Inc., d/b/a as Nationwide Auction Systems Corp. The purchase price shall consist of cash of $10,800,000 payable at closing, 1,570,000 shares of ARTRA common stock and a $14,000,000 note, subject to adjustment, payable over a two year period subsequent to the closing of the transaction. Consummation of the transaction is subject to certain conditions, including performance of the buyer's and seller's due diligence and negotiation of a definitive asset purchase agreement. The parties had extended the expiration date of the letter of intent to August 12, 1999 and are negotiating to further extend the expiration date. This potential acquisition is not as yet deemed probable as no assurance can be given that the parties will complete their due diligence or enter into a definitive agreement.

                         ENTRADE INC. AND SUBSIDIARIES
                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                  June 30, 1999
                            (Unaudited in Thousands)

                                                       ARTRA                             Pro Forma
                                                    Historical      Entrade Inc.        Adjustments           Pro Forma
                                                  -------------     ------------       -------------        -------------
CURRENT ASSETS
   Cash and equivalents                                $10,495             $176                                  $10,671
   Restricted cash and equivalents                         111                                                       111
   Available-for-sale securities                         4,577                                                     4,577
   Other                                                   221               65                                      286
                                                  -------------     ------------                            -------------
      Total current assets                              15,404              241                                   15,645
                                                  -------------     ------------                            -------------
Advances to Entrade Inc.                                 1,428                              ($2,100)(A)           -
                                                                                              1,300 (B)
                                                                                               (628)(F)

Property,plant & equipment, net                                             304                                      304

Intangibles, net                                                          3,510               4,625 (C)            9,763
                                                                                              1,000 (E)
                                                                                                628 (F)
Investment in asseTrade.com                                               3,500                                    3,500
Other                                                       89                                                        89
                                                  -------------     ------------       -------------        -------------
                                                        16,921            7,555               4,825               29,301
                                                  =============     ============       =============        =============
CURRENT LIABILITIES
   Accrued liabilities                                     590               12                 506 (E)            1,108
   Common stock put warrants                               511                                                       511
   Accounts payable, including amounts
      due related parties                                                   383                                      383
   Income taxes payable                                  1,114                                                     1,114
   Note payable                                                             500                                      500
   Due to ARTRA                                                           2,100              (2,100)(A)              -
   Liabilities of discontinued operations                8,464                                                     8,464
                                                  -------------     ------------                            -------------
                                                        10,679            2,995                                   12,080
                                                  -------------     ------------                            -------------
Redeemable preferred stock                               3,051                               (3,051)(D)              -

Shareholders' Equity                                     3,191            4,560               1,300 (B)           17,221
                                                                                              4,625 (C)
                                                                                              3,051 (D)
                                                                                                494 (E)
                                                  -------------     ------------       -------------        -------------
                                                       $16,921           $7,555               4,825              $29,301
                                                  =============     ============       =============        =============

Notes to the pro forma condensed combined balance sheet:

(A)  Eliminate ARTRA advances to Entrade Inc.
(B) Reverse Entrade Inc. expenses reported in ARTRA's historical financial statements.
(C) Reflects the market value of Entrade Inc. common shares to be issued as consideration for the Entrade Inc. transaction. No readily ascertainable market exists to value the Entrade Inc. common shares. Accordingly, the valuation of Entrade Inc. common shares is based upon the market price of ARTRA common stock, as discounted, as of February 23, 1999, the date of the merger agreement.
          Number of common shares to be issued                            2,000
          Market value of ARTRA common stock
           at February 23, 1999                          $5.812500
          Less 15% blockage discount                      (.871875)
                                                         ---------
                                                                      $4.940625
                                                                      ---------
     Fair market value of common shares to be issued                      9,881
     Less Entrade equity at February 23, 1999                            (5,256)
                                                                      ---------
     Adjustment to equity                                             $   4,625
                                                                      =========
(D) Exchange ARTRA preferred stock for Entrade Inc. common stock at the rate of 329 Entrade Inc. common shares for each share of ARTRA preferred stock. The fair value of Entrade Inc. common stock issued will be used as the basis to account for the exchange of ARTRA preferred stock. The excess of fair value of the Entrade Inc. common stock over the book value of the preferred shares will be accounted for like a preferred stock dividend. Due to its non-recurring nature, this transaction was not reflected in the pro forma condensed combined financial statements.
(E)  Accrue finders fee and other acquisition related costs.
(F)  Reclass acquisition costs and fees paid by ARTRA.

                          ENTRADE INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1999
                            (Unaudited in Thousands)

                                                             ARTRA                      Pro Forma
                                                           Historical  Entrade Inc.    Adjustments        Pro Forma
                                                           ----------  ------------    ------------      ------------
Net sales                                                     $   -      $     111                              $111
                                                           ----------  ------------                      ------------

Costs and expenses:
   Selling, general and administrative                         4,528         1,102                             5,630
   Depreciation and amortization                                               310             700 (A)         1,010
                                                           ----------  ------------                      ------------
                                                               4,528         1,412                             6,640
                                                           ----------  ------------                      ------------
Operating loss                                                (4,528)       (1,301)                           (6,529)
                                                           ----------  ------------                      ------------

Other income (expense):
   Interest income, net                                          207             1                               208
                                                           ----------  ------------                      ------------
                                                                 207             1                               208
                                                           ----------  ------------                      ------------

Loss from continuing operations before income taxes           (4,321)       (1,300)                           (6,321)
Provision for income taxes                                         -                                               -
                                                           ----------  ------------    ------------      ------------
Loss from continuing operations                              ($4,321)    $  (1,300)           $700           ($6,321)
                                                           ==========  ============    ============      ============

Per share loss from continuing operations
  applicable to common shares:
    Basic                                                     ($0.54)                                         ($0.59)
                                                           ==========                                    ============

    Diluted                                                   ($0.54)                                         ($0.59)
                                                           ==========                                    ============

Weighted average number of shares of
  common stock outstanding:
    Basic                                                      8,331                                          11,039 (B)
                                                           ==========                                    ============

    Diluted                                                    8,331                                          11,039 (B)
                                                           ==========                                    ============


Notes to the pro forma condensed combined statement of operations:

(A)  Additional amortization of intangible assets, assumes a 5 year life.
(B)  Pro forma weighted average shares outstanding

            Historical                                              8,331
            Shares issed for Entrade Inc. transaction               2,000
            Finder's fee for Entrade Inc. transaction                 100
            Entrade Inc. common shares exchanged for
              ARTRA preferred shares                                  608
                                                               ----------
                                                                   11,039
                                                               ==========

(C) The fair value of Entrade Inc. common stock issued will be used as the basis to account for the exchange of ARTRA preferred stock. The excess of fair value of the Entrade Inc. common stock over the book value of the preferred shares will be accounted for like a preferred stock dividend. Due to its non-recurring nature, this transaction was not reflected in the pro forma condensed combined financial statements. Had the transaction been reflected in the pro forma condensed combined financial statements, the effect on pro forma loss per share had the exchange been made on February 23, 1999 would have been as follows:

     Pro forma loss per share from continuing operations
         as presented above                                      ($0.59)
     Effect of the excess of fair value of the
         Entrade Inc. common stock over the book
         value of the ARTRA preferred exchanged                  ($0.04)
                                                                 ------
     Adjusted pro forma loss per share
         from continuing operations                              ($0.63)
                                                                 ======

Entrade Inc. and subsidiary

Index to Financial Statements




                                                                     Page(s)


Report of Independent Accountants                                      23

Consolidated Balance Sheet as of February 23, 1999*                    24

Notes to Consolidated Balance Sheet                                    25

Consolidated Balance Sheet as of June 30, 1999 (Unaudited)             28

Consolidated Statement of Operations for the period
     February 23, 1999 (inception) to June 30, 1999 (Unaudited)        29

Consolidated Statement of Cash Flows for the period
     February 23, 1999 (inception) to June 30, 1999 (Unaudited)        30



Notes to Consolidated Financial Statements                             31




















-------------------------------------
*  The date of the proposed merger.

Report of Independent Accountants



To the Board of Directors and Shareholders of Entrade Inc.


In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Entrade Inc. (formerly NA Acquisition Corp.) and subsidiary at February 23, 1999 (inception), in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


PRICEWATERCOOPERS LLP

Chicago, Illinois
May 13, 1999

Entrade Inc. and subsidiary

Consolidated Balance Sheet
as of February 23, 1999



                                ASSETS

Cash                                                               $  600,000
                                                                   ----------

             Total current assets                                     600,000
                                                                   ----------

Investment in asseTrade                                             3,500,000

Intangible asset                                                    3,156,224
                                                                   ----------

             Total assets                                          $7,256,224
                                                                   ==========


                 LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable                                                   $  100,000

Promissory note payable                                               500,000

Loan payable                                                        1,400,000
                                                                   ----------

             Total current liabilities                              2,000,000

Shareholders' equity:
    Preferred stock, $1,000 par value, 4,000,000 shares
        authorized, no shares issued or outstanding                      --

  Common stock, no par value, 40,000,000 shares authorized,
        2,000,000 issued and outstanding                            5,256,224
                                                                   ----------

             Total liabilities and shareholders' equity            $7,256,224
                                                                   ==========





The accompanying notes are integral part of this balance sheet.

Entrade Inc. and subsidiary

Notes to Consolidated Balance Sheet


  1.   Formation of the Company and Acquisitions

       Entrade Inc., formerly NA Acquisition Corp., ("Entrade" or "the Company"), a Pennsylvania corporation, was incorporated in February of 1999 as a 90% owned subsidiary of WorldWide Web NetworX Corporation ("WWWX"). Entrade, through its wholly owned subsidiary, entrade.com, Inc. ("entrade.com") intends to operate as a business-to-business internet electronic commerce ("e-commerce") service provider.

       Upon incorporation, Entrade acquired from WWWX all of the assets of BarterOne LLC. In addition, the Company also acquired from WWWX a 25% interest in asseTrade.com, Inc. ("asseTrade"), a company that intends to provide business to business internet e-commerce services. WWWX had acquired all of the membership interests in BarterOne LLC in January and February of 1999, under separate agreements with Global Trade Group, Ltd. and Energy Trading Company, a subsidiary of PECO Energy Corporation. Following those acquisitions, BarterOne LLC was dissolved and WWWX took direct title to its assets.

       BarterOne LLC had been formed in December 1996 by Energy Trading Company and Global Trade Group, Ltd., to develop software and related products and services that would enable users, primarily in the electric and gas utility industry, to effect barter transactions via an e-commerce system. Energy Trading Company provided the initial capital and executive support, while Global Trade Group, Ltd. provided software development.

       In October 1998, Positive Asset Remarketing, Inc. (an affiliate of Global Trade Group) forged an alliance with a joint venture entity, Butcher Fox LLC, formed by Henry Butcher USA, Inc. ("Butcher") and Michael Fox International, Inc. ("Fox"), to provide BarterOne LLC's on-line technologies and business methodologies to the Butcher and Fox industrial clients. In December 1998, these parties formed asseTrade. Positive Asset Remarketing, Inc. transferred a 25% voting interest in asseTrade to WWWX in January 1999.

       Entrade purchased BarterOne LLC and the 25% interest in asseTrade (collectively the "acquired assets") from WWWX in exchange for 2,000,000 shares of Entrade common stock, of which 200,000 were received by Energy Trading Company pursuant to a tri-party agreement between WWWX, Energy Trading Company and Entrade, $800,000 in cash and a note for $500,000. As WWWX and Entrade are under common control, Entrade recorded the value of the net assets and interest acquired in these transactions at WWWX's carrying value. The amount of purchase price paid to WWWX by Entrade in excess of WWWX's carrying value for the assets of entrade and interest in asseTrade has been recorded by Entrade as a reduction in common stock.

Entrade Inc. and subsidiary

  1.   Formation of the Company and Acquisitions, continued

       Proposed Merger

       Entrade, WWWX, and WWWX Merger Subsidiary, Inc. a wholly owned subsidiary of Entrade ("Merger Sub"), have entered into an agreement to merge ("the merger agreement") the Merger Sub into ARTRA Group Incorporated, a publicly traded Pennsylvania corporation ("ARTRA"). The agreement is subject to ARTRA shareholder approval. Entrade and WWWX have provided for certain changes in capital structure of Entrade if the merger is not consummated. The merger agreement provides that all shares of ARTRA common stock shall be converted into shares of Entrade common stock on a one for one basis and that ARTRA will guarantee funding of at least $4,000,000 for the working capital needs of Entrade. In addition, each share of the outstanding redeemable preferred stock of ARTRA shall be exchanged for 329 shares of Entrade common stock. Concurrently with the merger closing, Entrade is required to make a cash payment to Energy Trading Company ("ETCO") in the amount of $100,000. If for any reason, the merger is not consummated on or before September 30, 1999, then Entrade is required to issue to ETCO sufficient additional shares of its common stock so that ETCO will hold a 33 1/3% interest in all of the issued and outstanding capital stock of Entrade. In such event, WWWX and Entrade will amend the articles of incorporation and by-laws of Entrade so that ETCO will have all of the same protections as a minority shareholder of Entrade as were accorded to Global Trade Group, Ltd. under the terms of a prior operating agreement for BarterOne LLC. Any dilution of ownership of Entrade shall be on a pari passu basis.

       Upon the completion of the proposed merger ARTRA will continue as the surviving corporation. ARTRA will be a wholly owned subsidiary of Entrade.



  2.   Summary of Significant Accounting Policies

       Cash and Cash Equivalents

       Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

       Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, entrade.com Intercompany transactions and accounts have been eliminated in consolidation.

       Use of Estimates

       The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Entrade Inc. and subsidiary

  2.   Summary of Significant Accounting Policies, continued

       Intangible Assets

       Intangible assets represent principally intellectual property which will be amortized over a period of five years on a straight line basis. The Company reviews intangibles for impairment by comparing future cash flows (undiscounted and without interest) expected to result from the use of the assets and their eventual disposition, to the carrying amount of the assets.

       Equity interest

       The Company has a 25% interest in asseTrade.com. This investment has been recorded based upon the fair value of the consideration paid for the investment by WWWX. The Company periodically reviews the carrying value of this investment for impairment. Upon commencement of operations of asseTrade, Entrade will reflect 25% of asseTrade results on an equity basis.



  3.   Loan Agreement

       In February 1999 the Company entered into a loan agreement with ARTRA under which the Company may borrow up to a maximum of $2,000,000. The proceeds of the loan are to be used for the following purposes: (a) $800,000 to fund the cash purchase price for the assets acquired from WWWX and (b) the balance to fund the working capital needs of entrade.com. The initial loan of $1,400,000 can be increased by three additional $200,000 increments subject to certain conditions related to timing of closing under the merger agreement. Advances under the merger agreement are collateralized by a perfected first priority lien and security interest in all of the assets of the Company. The loan bears interest at the applicable Federal rate, which accrues monthly and is added to the principal balance. The entire outstanding principal balance of the loan is due and payable in one lump sum on the date that is the earlier of the closing date, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned. At February 23, 1999 the balance due on the loan was $1,400,000.



  4.   Promissory Note

       As part of the purchase of the assets of entrade.com from WWWX, the Company entered into a non-interest-bearing promissory note with WWWX in the amount of $500,000. The principal amount of the note is payable on the earlier of the closing date of the merger, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned.



5.     Related Party Transactions

       Certain shareholders of WWWX, the parent company of Entrade, and certain officers of Entrade and entrade.com have, or have had, a direct or beneficial ownership interest in BarterOne LLC, asseTrade, Global Trade Group Ltd, and Positive Asset Remarketing, Inc.

       Certain officers of Entrade and entrade.com have entered into employment agreements with ARTRA.

Entrade Inc. and subsidiary

Consolidated Balance Sheet
as of June 30, 1999
(Unaudited in Thousands)




CURRENT ASSETS
   Cash                                                           $   176
   Other                                                               65
                                                                  -------
      Total current assets                                            241
                                                                  -------

Property,plant and equipment, net                                     304

Intangibles, net                                                    3,510

Investment in asseTrade.com                                         3,500

                                                                  -------
                  TOTAL ASSETS                                    $ 7,555
                                                                  =======


CURRENT LIABILITIES
   Accrued liabilities                                                 12

   Accounts payable, including amounts due related parties            383

   Note payable                                                       500

   Due to ARTRA                                                     2,100

                                                                  -------
                                                                    2,995
                                                                  -------


Shareholders' Equity
   Preferred stock, $1,000 par value, 4,000,000 shares
        authorized, no shares issued or outstanding                   --

   Common stock, no par value, 40,000,000 shares authorized,
        2,000,000 issued and outstanding                            5,256

   Additional paid-in capital                                         604

   Accumulated loss from inception (Februray 23, 1999)             (1,300)
                                                                  -------
                                                                    4,560
                                                                  -------

                                                                  -------
                  TOTAL LIABILITIES AND EQUITY                    $ 7,555
                                                                  =======




The accompanying notes are an integral part of the consolidated financial statements.

Entrade Inc. and subsidiary

Consolidated Statement of Operations
For the period February 23, 1999 (inception) to June 30, 1999
(Unaudited in Thousands)





Net sales                                                               $ 111
                                                                      -------

Costs and expenses:
   Selling, general and administrative
     Business development costs                                           290
     Payroll and related costs                                            438
     Other                                                                373
                                                                      -------
                                                                        1,101

   Depreciation and amortization                                          310

                                                                      -------
       Total costs and expenses                                         1,411
                                                                      -------


Loss from operations before income taxes                               (1,300)
Provision for income taxes                                                 -
                                                                      -------
Net loss                                                              $(1,300)
                                                                      =======




Per share loss:
    Basic                                                              ($0.65)
                                                                      =======
     Weighted average number of shares
         of common stock outstanding                                    2,000
                                                                      =======

    Diluted
      Basic                                                            ($0.65)
                                                                      =======
     Weighted average number of shares
         of common stock outstanding                                    2,000
                                                                      =======






The accompanying notes are an integral part of the consolidated financial statements.

Entrade Inc. and subsidiary

Consolidated Statement of Cash Flows
For the period February 23, 1999 (inception) to June 30, 1999
(Unaudited in thousands)




Net cash flows used by operating activities                   ($  760)
                                                              -------

Cash flows from investing activities:
   Assets purchased from WWWX                                    (800)
   Additions to property, plant and equipment                    (364)
                                                              -------
Net cash flows used by investing activities                    (1,164)
                                                              -------

Cash flows from financing activities:
   ARTRA loan and advances                                      2,100
                                                              -------
Net cash flows used by financing activities                     2,100
                                                              -------

Increase in cash and cash equivalents                             176
Cash and equivalents, beginning of period                        --
                                                              -------
Cash and equivalents, end of period                           $   176
                                                              =======







The accompanying notes are an integral part of the consolidated financial statements.

Entrade Inc. and subsidiary

Notes to Consolidated Financial Statements


  1.   Formation of the Company and Acquisitions

       Entrade Inc., formerly NA Acquisition Corp., ("Entrade" or "the Company"), a Pennsylvania corporation, was incorporated in February of 1999 as a 90% owned subsidiary of WorldWide Web NetworX Corporation ("WWWX"). Entrade, through its wholly owned subsidiary, entrade.com, Inc. ("entrade.com") intends to operate as a business-to-business internet electronic commerce ("e-commerce") service provider. Entrade is currently a development stage company and expects to exit its development stage during the second half of 1999.

       Upon incorporation, Entrade acquired from WWWX all of the assets of BarterOne LLC. In addition, the Company also acquired from WWWX a 25% interest in asseTrade.com, Inc. ("asseTrade"), a company that intends to provide business to business internet e-commerce services. WWWX had acquired all of the membership interests in BarterOne LLC in January and February of 1999, under separate agreements with Global Trade Group, Ltd. and Energy Trading Company, a subsidiary of PECO Energy Corporation. Following those acquisitions, BarterOne LLC was dissolved and WWWX took direct title to its assets.

       BarterOne LLC had been formed in December 1996 by Energy Trading Company and Global Trade Group, Ltd., to develop software and related products and services that would enable users, primarily in the electric and gas utility industry, to effect barter transactions via an e-commerce system. Energy Trading Company provided the initial capital and executive support, while Global Trade Group, Ltd. provided software development.

       In October 1998, Positive Asset Remarketing, Inc. (an affiliate of Global Trade Group) forged an alliance with a joint venture entity, Butcher Fox LLC, formed by Henry Butcher USA, Inc. ("Butcher") and Michael Fox International, Inc. ("Fox"), to provide BarterOne LLC's on-line technologies and business methodologies to the Butcher and Fox industrial clients. In December 1998, these parties formed asseTrade. Positive Asset Remarketing, Inc. transferred a 25% voting interest in asseTrade to WWWX in January 1999.

       Entrade purchased BarterOne LLC and the 25% interest in asseTrade (collectively the "acquired assets") from WWWX in exchange for 2,000,000 shares of Entrade common stock, of which 200,000 were received by Energy Trading Company pursuant to a tri-party agreement between WWWX, Energy Trading Company and Entrade, $800,000 in cash and a note for $500,000. As WWWX and Entrade are under common control, Entrade recorded the value of the net assets and interest acquired in these transactions at WWWX's carrying value. The amount of purchase price paid to WWWX by Entrade in excess of WWWX's carrying value for the assets of entrade and interest in asseTrade has been recorded by Entrade as a reduction in common stock.

Entrade Inc. and subsidiary

  1.   Formation of the Company and Acquisitions, continued

       Proposed Merger

       Entrade, WWWX, and WWWX Merger Subsidiary, Inc. a wholly owned subsidiary of Entrade ("Merger Sub"), have entered into an agreement to merge ("the merger agreement") the Merger Sub into ARTRA Group Incorporated, a publicly traded Pennsylvania corporation ("ARTRA"). The agreement is subject to ARTRA shareholder approval. Entrade and WWWX have provided for certain changes in capital structure of Entrade if the merger is not consummated. The merger agreement provides that all shares of ARTRA common stock shall be converted into shares of Entrade common stock on a one for one basis and that ARTRA will guarantee funding of at least $4,000,000 for the working capital needs of Entrade. In addition, each share of the outstanding redeemable preferred stock of ARTRA shall be exchanged for 329 shares of Entrade common stock. Concurrently with the merger closing, Entrade is required to make a cash payment to Energy Trading Company ("ETCO") in the amount of $100,000. If for any reason, the merger is not consummated on or before September 30, 1999, then Entrade is required to issue to ETCO sufficient additional shares of its common stock so that ETCO will hold a 33 1/3% interest in all of the issued and outstanding capital stock of Entrade. In such event, WWWX and Entrade will amend the articles of incorporation and by-laws of Entrade so that ETCO will have all of the same protections as a minority shareholder of Entrade as were accorded to Global Trade Group, Ltd. under the terms of a prior operating agreement for BarterOne LLC. Any dilution of ownership of Entrade shall be on a pari passu basis.

       Upon the completion of the proposed merger ARTRA will continue as the surviving corporation. ARTRA will be a wholly owned subsidiary of Entrade.


  2.   Loan Agreement

       In February 1999 the Company entered into a loan agreement with ARTRA under which the Company may borrow up to a maximum of $2,000,000. The proceeds of the loan are to be used for the following purposes: (a) $800,000 to fund the cash purchase price for the assets acquired from WWWX and (b) the balance to fund the working capital needs of entrade.com. The initial loan of $1,400,000 can be increased by three additional $200,000 increments subject to certain conditions related to timing of closing under the merger agreement. ARTRA subsequently agreed to advance the Company an additional $250,000. Advances under the merger agreement are collateralized by a perfected first priority lien and security interest in all of the assets of the Company. The loan bears interest at the applicable Federal rate, which accrues monthly and is added to the principal balance. The entire outstanding principal balance of the loan is due and payable in one lump sum on the date that is the earlier of the closing date, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned. If the merger agreement terminates solely because the ARTRA shareholders have not approved the Merger Agreement and the Merger, all obligations of WorldWide and Entrade to repay the amounts loaned to either or both of them by ARTRA under the loan agreement and an additional $250,000 advanced to Entrade by ARTRA will terminate and the loans made by ARTRA to WorldWide and to Entrade under the loan agreement will be forgiven as a "break-up" fee to WorldWide and Entrade equal to the aggregate amount of the loan as defined in the loan agreement and the additional $250,000 advance. At June 30, 1999 the balance due on the loan and the advance was $2,100,000.

       In August 1999, WWWX agreed to loan the Company up to $500,000 to fund its operations for the period from the date of the loan to the closing date under the merger agreement. This amount will be repaid to Worldwide as a condition to closing the merger.

Entrade Inc. and subsidiary

  3.   Promissory Note

       As part of the purchase of the assets of entrade.com from WWWX, the Company entered into a non-interest-bearing promissory note with WWWX in the amount of $500,000. The principal amount of the note is payable on the earlier of the closing date of the merger, as defined in the merger agreement, or the date on which the merger agreement is otherwise terminated and the merger abandoned.


  4.   Related Party Transactions

       Certain shareholders of WWWX, the parent company of Entrade, and certain officers of Entrade and entrade.com have, or have had, a direct or beneficial ownership interest in BarterOne LLC, asseTrade, Global Trade Group Ltd, and Positive Asset Remarketing, Inc.

       Certain officers of Entrade and entrade.com have entered into employment agreements with ARTRA.


  5.   Earnings Per Share

       The Company reports earnings (loss) per share under the guidelines of SFAS No. 128, "Earnings per Share". Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period.

       Diluted  earnings  (loss) per share is computed by dividing  net earnings
       (loss) by the weighted average number of shares of common stock and common stock equivalents, unless anti-dilutive, during the period. There were no common stock equivalents outstanding during the period.

Entrade Inc. and subsidiary

       Earnings (loss) per share for the period February 23, 1999 (inception) to June 30, 1999 was computed as follows (in thousands, except per share amounts):


                                                         Basic     Diluted
                                                       --------    --------

      AVERAGE  SHARES OUTSTANDING:
        Weighted average shares outstanding               2,000       2,000
        Common stock equivalents                            --          --
                                                       --------    --------

                                                          2,000       2,000
                                                       ========    ========

      EARNINGS (LOSS):
        Net  loss                                      $ (1,300)   $ (1,300)
                                                       ========    ========

      PER SHARE AMOUNTS:
        Net loss                                       $ ($0.65)   $ ($0.65)
                                                       ========    ========

                                  RISK FACTORS

         You should carefully consider the following risk factors and the other information in this Proxy Statement/Prospectus before deciding how to vote. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of the Entrade common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risk Factors Relating to Entrade and Its entrade.com Operations.

         The following risk factors relate to the business and operations of Entrade and its entrade.com operations:

         Entrade is an early stage company. We have no operating history upon which you may evaluate us.

         We formed Entrade in February 1999 at which time it acquired the intellectual property of entrade.com and 25% of the voting common stock of asseTrade.com. These entities had virtually no operating history prior to that time. Accordingly, we have no operating history upon which you may evaluate us. Because our management team as a unit is relatively new, it has a limited track record upon which you can evaluate them. In addition, our revenue model is evolving and we have only a limited number of customers to date. Our lack of operating history, new management unit and evolving revenue model make it difficult to evaluate our future prospects and evaluate our business strategy.

         This means that you will have only limited information upon which to base an investment and voting decision on the merger agreement and the merger. Because of our lack of operating history, we also believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.

         We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this "Risk Factors" section. We may not successfully address any of these risks. If we do not successfully address these risks, our business would be seriously harmed.

         We anticipate we will incur continued losses for the foreseeable future.

         We expect to incur significant losses for the foreseeable future. To date, we have generated only minimal revenues and have not been profitable. Our revenues may not grow. We are relying upon our utiliparts.com website to generate revenues, which it might not do because it is based on an unproven business model. We may never be profitable or, if we become profitable, we may be unable to sustain profitability.

         The anticipated losses may result from our plan to increase our operating expenses to:

         o launch additional on-line websites where clients from specific industries can purchase and sell equipment, inventory and other assets;

         o    increase our sales and marketing operations;

         o    broaden our customer support and software capabilities; and

         o    pursue strategic marketing and distribution alliances.

         Some of our expenses are or will be fixed, including non-cancelable agreements, equipment leases and real estate leases. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. Expenses may also increase due to the potential impact of goodwill and other charges from any future acquisitions. Continued losses may result in our inability to develop additional strategic alliances and business-specific websites, which is important to our plan to generate and grow future revenues.

         We may have difficulty obtaining future funding sources, if needed, and we might have to accept terms that would adversely affect shareholders.

         If revenues from entrade.com's operations are less than anticipated in 1999 and 2000, we may need to raise funds from additional financings. We have no commitments for any financing other than from Artra, and any financing commitments may result in dilution to our existing shareholders after the merger.

         We may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our shareholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends or on the manner in which we conduct our business. Also, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales.
We may not be able to locate additional funding sources at all.

         If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our services to customers, launch additional websites, take advantage of future opportunities for strategic alliances within a particular industry, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

         Fluctuations in our quarterly results may adversely affect our stock price.

         Our quarterly operating results will likely vary significantly in the future. Our operating results will likely fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

         Our quarterly operating results may vary depending on a number of factors, including:

         o demand of buyers and sellers to use our websites to list and purchase equipment, inventory and parts;

         o our ability in both the short and long term to overcome reluctance of companies to use the Internet to buy and sell equipment, inventory, parts and other assets;

         o    actions   taken  by  our   competitors,   including   new  product
              introductions and enhancements;

         o    size and timing of sales of our services;

         o    our ability to control costs;

         o budget cycles of buyers and sellers of equipment, inventory and parts and changes in these budget cycles; and

         o    general economic factors.

         For example, our quarterly revenues are subject to fluctuation because the potential for the listing and selling of large expensive equipment, such as multiple sales of steam generators, could be significantly greater in some time periods than others. As a result, our quarterly operating results may fluctuate significantly. Also, launching one or more additional websites in one or more consecutive quarters might increase our costs significantly compared to other quarters.

         We intend to rely initially on revenues from the utilities and large industrial companies, and if we do not generate revenues from these two markets, or the revenues are lower than we anticipate, we might not have the resources to launch additional websites or form new strategic alliances.

         We intend to rely on revenues generated from technology licenses fees, commission fees from our websites and maintenance and service fees. Our principal initial targeted markets will be the utility industry and large industrial manufacturing companies. If we do not generate revenue from these two markets or they are lower than we anticipate, we may not be able to successfully create other industry-specific websites that will generate additional license and commission fees.

         Our inability to generate and increase revenues in these initial markets may depend on factors stated in other risk factors and other factors, including:

         o    buyers might not accept purchasing "new" third party equipment and
              parts  without  associated   original   equipment   warranties  or
              aftermarket services programs; and

         o    export/import  regulations  and  fees  could  hamper  or halt  the
              international   shipment  and  transfer  of  electric   generation
              equipment, particularly nuclear generation equipment.

         We may not develop additional revenue sources.

         We plan to generate revenues through revenue sharing relationships with strategic partners with whom we would form websites for the sale of assets and services to particular industries. To generate significant revenues from Internet business-to-business e-commerce, we will have to continue to build these business relationships through our contacts within that industry and the expertise of our current or future personnel in that industry. We may not be able to form new strategic alliances due to a lack of sufficient financial resources or expertise in the newly targeted industry. If we are not able to build these relationships with strategic partners, we will have difficulty developing additional business specific websites in order to generate revenues.

         Marketing and distribution alliances may not generate the expected number of new customers or may be terminated.

         We intend to use marketing, distribution and strategic trade-group alliances with other Internet companies, including our existing alliances with asseTrade and Butcher Fox, to create traffic on our on-line business communities and, consequently, to generate revenues. These marketing and distribution alliances will allow us to link our on-line websites to Internet search engines and other websites. The success of these relationships depends on the amount of increased traffic we receive from the alliance partners' websites.

         We may have difficulty entering into marketing and distribution alliances. Also, these arrangements may not generate the number of new customers we expect. We also cannot assure you that we will be able to enter into these marketing and distribution alliances or renew any marketing and distribution alliance agreements that we can establish. If we are unable to establish these alliances or if any of these agreements are terminated, the traffic on other on-line websites might not grow and could decrease.

         We may not be able to compete effectively with other providers of e-commerce services.

         We believe that the strongest potential competition does not come from traditional service groups but rather the evolution of the Internet and the types of business-to-business service providers that evolution will create. As applications for business-to-business e- commerce begin to proliferate and mature, entrade.com will compete with other technology companies and traditional service providers that seek to integrate on-line business technologies with their traditional service mix.

         Competition for Internet products and services and electronic business commerce is intense. We expect that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new websites at a relatively low cost. We expect that additional companies will establish competing on-line business communities on a stand-alone basis.

         E-commerce applications are in the early stages of development. Currently, the principal focus of e-commerce business-to-business groups is to provide information and generate revenues from advertisement. As e-commerce evolves, however, we expect that other entrepreneurs and large, well-known leaders in specific industries will create other niche business-to-business services that may compete with our services.

         These large industry leaders, particularly major original equipment manufacturers of utility and industrial equipment, would have better name recognition in the market that we may target. We also expect competition from large consulting firms and software solutions providers, which have begun developing e-commerce applications for their existing clients. The larger financial resources of these competitors may enable them to market to potential buyers and sellers of equipment, inventory, parts and other assets and launch more widespread marketing campaigns that would make it more difficult for us to compete.

         We may not be able to protect our proprietary rights, and we may infringe the proprietary rights of others.

         Trademarks and service marks risks.

         Proprietary rights are important to our success and our competitive position. Our ORBIT System is a federally registered trademark for use on specified software. We have also applied for federal registration of "utiliparts.com" and "entrade.com" as service marks for use in connection with our electronic commerce services.

         Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. We may not be able to protect our domain names for our on-line industry-specific websites as trademarks because those names may be too generic or perceived as describing a product or service or its attributes rather than serving a trademark function.

         If we are unable to protect our proprietary rights in trademarks, service marks, trade dress and other indications of origin, competitors will be able to use names and marks that are identical to ours or sufficiently similar to ours to cause confusion among potential customers between us and our services and our competitors and their services. This confusion may result in the diversion of business to our competitors or the loss of potential or existing customers. Also, to the extent these competitors have problems with the quality of their services, this confusion may injure our reputation for quality.

         Litigation against infringers of our service marks, trademarks and similar rights may be expensive. Because of the difficulty in proving damages in trademark litigation, it may be very difficult to recover damages.

         We have not conducted searches to determine whether our service marks, trademarks and similar items may infringe on the rights of third parties. If third parties successfully assert claims of trademark, service mark or other infringement, the third party or a court or other administrative body may require us to change our service marks, trademarks, company names, the design of our sites and materials and our Internet domain names, as well as to pay damages for any infringement. A change in service marks, trademarks, company names and Internet domain names may cause difficulties for our customers in locating us or not connecting our new names and marks with our prior names and marks, resulting in loss of business.

         Copyrights risks; software license risks.

         While we seek to protect our software, text, designs and other works of authorship by copyright, it is not possible to detect all possible infringements. Also, copyright protection does not extend to functional features of software and will not be effective to prevent third parties from duplicating our software's capabilities through engineering research and development.

         We may under limited circumstances grant access to the source code for our software to some of our licensees. We believe that whenever we grant access to source code, it is easier for those receiving access to the software to improperly use and modify the software. This access increases the risk of infringement to our software and may prevent us from receiving royalties from unauthorized users of the software.

         We have not conducted searches to determine if our software infringes on any patents of third parties. If our software is found to infringe on the copyrights or patents of a third party, the third party or a court or other administrative body could require us to pay royalties for past use and for continued use, or to modify or replace the software to avoid infringement. We cannot assure you that we will be able to modify or replace the software.

         Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.

         Difficulty of protecting proprietary rights in other countries.

         In addition, effective copyright and trademark protection may be unenforceable or limited in some countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work.

         Our business depends on the effective development of the Internet as an effective e-commerce business and marketing forum.

         The  Internet   poses  risks  that  are   applicable  to  many  on-line
businesses, including ours. The following present a description of these risks:

         Our success depends on our ability to use an effective Internet marketing strategy which depends on Internet governance and regulation which is uncertain.

         The future success of our business is dependent on our ability to use an effective Internet marketing strategy. Because the original role of the Internet was to link the government's computers with academic institutions' computers, the Internet was historically administered by organizations that were involved in sponsoring research. Private parties have assumed larger roles in the enhancement and maintenance of the Internet infrastructure. Therefore, it is unclear what organization, if any, will govern the administration of the Internet in the future, including the authorization of domain names.

         The lack of an appropriate organization to govern the administration of the Internet infrastructure and the legal uncertainties that may follow, pose risks to the commercial Internet industry and our specific website business. In addition, the effective operation of the Internet and our business is also dependent on the continued mutual cooperation among several organizations that have widely divergent interests, including the government, Internet service providers and developers of system software and software language. These organizations may find that achieving a consensus may become difficult, impossible, time-consuming and costly.

         Although we are not subject to direct regulation in the United States other than federal and state business regulations generally, changes in the regulatory environment could result in the Federal Communications Commission or other United States regulatory agencies directly regulating our business. Additionally, as Internet use becomes more internationally widespread, there is an increased likelihood of international regulation. For example, import/export regulations and related costs may limit the growth of our utiliparts.com business.

         We cannot predict whether or to what extent any new regulation affecting e-commerce will occur. New regulation could increase our costs. For example, we do not collect sales or other similar taxes with respect to the equipment, inventory and other products sold through our on-line communities. One or more states may seek to impose sales tax collection obligations on out-of-state companies like us that engage in or facilitate e-commerce. States and local governments have made proposals that would impose additional taxes on the sale of goods and services over the Internet. A successful assertion by one or more states or any foreign country that we should collect sales and other taxes on the exchange of equipment, inventory and other goods on our system could increase costs that we could have difficulty recovering from users of our website.

         Governmental agencies and their designees regulate the acquisition and maintenance of web addresses generally. For example, in the United States, the National Science Foundation had appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level addresses. Although Network Solutions no longer has exclusivity, it remains the dominant registrar. The regulation of web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to acquire or maintain relevant web addresses in all countries where we conduct business that are consistent with our





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brand  names and  marketing  strategy.  Furthermore,  the  relationship  between regulations governing website addresses and laws protecting trademarks is unclear.

         Adoption  of  the  Internet  as  a  medium  for   utilities  and  large
         manufacturing industry asset trading and distribution is uncertain.

         The growth of the Internet for trading and distribution of assets and equipment for utilities and large manufacturing companies requires validation of the Internet as an effective medium for this purpose. This validation has yet to fully occur. For example, critical issues concerning use of the Internet including security, reliability, cost, ease of use and quality of service remain unresolved and could adversely affect the growth of and the degree to which business is conducted over the Internet and our websites.

         We may face increased access costs from browser providers and Internet distribution channels.

         Leading web site, browser providers and other Internet distribution channels may begin to charge us to provide access to our products and services. If any of these expenses are not accompanied by increased revenues, our losses may increase.

         Concerns   regarding   security  of   transactions   and   transmitting
         confidential information over the Internet may negatively impact our e-commerce business.

         We believe that concern regarding the security of confidential information transmitted over the Internet, including, for example, business and supply requirements, credit card numbers and other forms of payment methods, prevents many potential customers from engaging in online transactions. If we do not add sufficient security features to future product releases, our services may not gain market acceptance or we may face additional legal exposure.

         Despite the measures we have taken in the areas of encryption and password or other authentication software devices, our infrastructure is potentially vulnerable to physical or electronic break-ins, computer viruses, hackers or similar problems caused by employees, customers or other Internet users. If a person circumvents our security measures, that person could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. These risks may require us to make significant investments and efforts to protect against or remedy security breaches, which would increase the costs of maintaining our websites.

         Our computers and telecommunications equipment are maintained by a third party server hosting company. Any system interruptions may cause our on-line websites to be unavailable to web browsers and may reduce their attractiveness to our customers and potential customers.





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




         Also, we could experience delays in switching to a new service provider. Any delays in response time or performance problems would cause users of our system to perceive our service as not functioning properly and cause them to use other methods to sell or procure equipment, excess inventory and other assets.

         We may be subject to legal liability for publishing or distributing content over the Internet.

         We may be subject to legal claims relating to the content in our industry-specific on-line websites, or the downloading and distribution of content. Claims could also involve matters such as defamation, invasion of privacy, disclosure of confidential information and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. The representations as to the origin and ownership of licensed content that we generally obtain may not adequately protect us.

         In addition, we draw some of the content provided in our on-line business communities from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Costs from these claims that are not covered by our insurance or exceed our coverage would damage our business and limit our financial resources.

         We depend on the continual introduction of enhanced software capabilities and expansion of our software systems for our services to handle increases in traffic on our websites, which we may not be able to accurately project.

         As traffic in our on-line websites increases, we must expand and upgrade our technology, transaction processing systems and network hardware and software. We may not be able to accurately project the rate of increase in our on-line websites. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate increased use of our on-line websites. If we do not appropriately upgrade our systems, network hardware and software on an ongoing basis, we may have difficulty retaining our customers and competing effectively.

         The life cycles of the software used to support our e-commerce services are difficult to predict because the market for our e-commerce websites for sales and procurement of equipment, inventory and assets is new and emerging and is characterized by changing customer needs and industry standards. The introduction of on-line products employing new technologies and industry standards could render our existing system obsolete and unmarketable. For example, entrade.com's new software system that we intend to launch in the third quarter of 1999 is written in the Microsoft's SLQ7.0 computer language. If a new software language becomes the industry standard, we may need to rewrite the software to remain competitive. We may not be able to respond in a cost-effective way and lose business as a result.





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




         Acquisitions and new strategic alliances may disrupt or otherwise have a negative impact on our business.

         We plan to make investments in complementary companies, technologies and assets. Future acquisitions are subject to the following risks:

         o acquisitions may cause a disruption in our ongoing business, distract our relatively new management team and other resources and make it difficult to maintain our standards, controls and procedures;

         o we may acquire companies or make strategic alliances in markets in which we have little experience;

         o we may not be able to successfully integrate the services, products and personnel of any acquisition or new alliance into our operations;

         o we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions; and

         o our acquisitions may not result in any return on our investment and we may lose our entire investment.

         Our success is dependent on retaining our current key personnel and attracting additional key personnel, particularly in the areas of sales, technical services and customer support.

         We believe that our success will depend on continued employment of our senior management team and key technical personnel for the development of our on-line services and the attraction of large businesses to use our on-line websites for the purchase and sale of equipment, inventory and assets. Their experience in e-commerce asset sales and procurement is important to the establishment of our on-line websites in various industries.

         We do not maintain key-man life insurance on our key personnel. The loss of the services of one or more of our management personnel could seriously harm our business.

         Our success also depends on having a highly trained sales force, telesales group and technical and customer support personnel. We will need to continue to hire additional personnel as our business grows. We have perceived a shortage in the number of trained sales, technical and customer support personnel in the on-line service industry. This shortage could limit our ability to increase sales in our on-line websites and to sell services as we launch additional websites. Competition for personnel, particularly for employees with technical expertise, is intense. New hires also frequently require extensive training before they achieve desired levels of productivity. If we cannot hire and retain suitable personnel, we may not be able to effectively expand and develop new business communities or support those that are developed, resulting in loss of customers and revenues.






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




         Our systems may not be Year 2000 compliant.

         We may realize exposure and risk if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. We are in the process of completing the testing of our internal computer systems and our internal computer software and our non-IT systems for year 2000 compliance and anticipate that we will complete all testing by the end of September 1999.

         We are in the process of confirming Year 2000 compliance by our third party service providers through surveys circulated to them. We expect to complete this survey process by the end of September 1999. Our potential areas of exposure include products purchased from third parties, computers, software, telephone systems and other equipment used internally. Also, if clients, distributors, suppliers and other third parties with which we conduct business do not successfully address these issues, our business, operating results and financial position could be materially and adversely affected.

         In the event that our web-hosting facilities provided by a third party are not Year 2000 compliant, our production web sites would be unavailable and we would not be able to deliver services to our users. In the event that the production and operational facilities that support our web sites are not Year 2000 compliant, some portions of our websites may become unavailable. Our contingency plans include hosting the production websites directly from our office or from a development or staging server that is Year 2000 compliant. While we believe that we will be able to transfer our servers to another service provider within a two to three- day period if it is necessary to implement this plan, we cannot assure you that we can complete that transfer without significant disruption.

         The  interests  of our  significant  shareholders  after the merger may
         conflict   with  our   interests   and  the   interests  of  our  other
         shareholders.

         As a result of its stock ownership, WorldWide may be in a position to affect significantly our corporate actions, including, for example, mergers or takeover attempts, in a manner that could conflict with the interests of our public shareholders. WorldWide will own 1,800,000 shares or approximately 15.5% of the outstanding shares of Entrade common stock after the merger. Principals of entrade.com, who will resign from their positions with WorldWide after the merger, also hold stock options to purchase an aggregate of 1,600,000 shares of Artra common stock. Although this may not necessarily constitute a controlling block, the significant block represented could impact significant corporate transactions and delay or prevent a third party from acquiring control over us.

         Our minority interest in asseTrade.com and the potential for deadlock in stockholder and board actions may impede the growth and development of asseTrade.com's operations.

         Due to our minority interest in asseTrade.com, we may experience a reduction or loss in the value we derive from asseTrade.com both as an investment and as a potential source of




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




business, customers and services for our websites. We currently hold 25% of the voting common stock of asseTrade.com. Positive Asset Remarketing, Inc. holds a 25% voting interest, and the remaining 50% is held by Butcher Fox LLC. Our minority interest could reduce our ability to direct the management and operations of asseTrade.com. Furthermore, voting interests by the stockholders and board members could become deadlocked. Any deadlock would impede or prevent the growth and development of asseTrade.com's operations.

         Shares eligible for future sales by our current shareholders may adversely affect our stock price.

         If our existing shareholders sell substantial amounts of Entrade common stock, including shares issued on the exercise of outstanding options and warrants, in the public market following the merger, then the market price of our common stock could fall. Our current shareholders are:

              Name of                                 Number of Shares
              Entrade Shareholder                     Of Entrade Common Stock
              -------------------                     -----------------------

              WorldWide                                1,800,000 shares
              Energy Trading Company                     200,000 shares

         WorldWide is subject to a lockup under the merger agreement for sales or transfers of its Entrade shares until the first anniversary after the closing of the merger, subject to exceptions for pledges or the distribution of up to 25% of the Entrade shares to WorldWide's shareholders. Subject to the lock-up provision applicable to WorldWide, these shareholders may be able to utilize Rule 144 to sell shares.

         We also may file one or more registration statements to register all shares of Entrade common stock under our stock option plans and warrants that we will assume from Artra in the merger. After such registration statements are effective, shares issued upon exercise of stock options and the warrants will be eligible for sale in the public market without restriction, except that affiliates of Entrade after the merger must comply with the registration requirements under the Securities Act or an exemption from the registration requirements, such as Rule 144.

         Anti-takeover provisions and our right to issue preferred stock could make a third party acquisition of us difficult.

         Entrade is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. For a discussion of these anti-takeover provisions, see "Description of Entrade Capital Stock -- Anti-Takeover Provisions" on page 66.

         Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. The issuance of preferred stock could make it more





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




difficult for a third party to acquire us. Our board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change of control of us and would adversely affect the market price of the Entrade common stock and voting and other rights of holders of Entrade common stock. We currently have no plans to issue any preferred stock.

         The Entrade common stock price is likely to be highly volatile.

         The market price of Entrade common stock is likely to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Our shareholders may not be able to resell their shares of Entrade common stock following periods of volatility because of the market's adverse reaction to this volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the 18 months and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below those historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

         Factors that could cause this volatility may include, among other things:

         o    actual or anticipated variations in quarterly operating results;

         o    announcements of technological innovations;

         o    new sales formats or new products or services;

         o    changes in financial estimates by securities analysts;

         o conditions or trends in the utilities and large manufacturing industries;

         o    conditions or trends in the Internet industry;

         o    changes in the market valuations of other Internet companies;

         o    announcements   by   us  or   our   competitors   of   significant
              acquisitions, strategic partnerships or joint ventures;

         o    changes in capital commitments;

         o    additions or departures of key personnel; and

         o    sales of Entrade common stock.






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




         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

Risk Factors Relating to Artra

         Lack of compliance with New York Stock Exchange listing criteria may result in delisting of Artra common stock or, after the merger, Entrade common stock.

         Artra had fallen below the New York Stock Exchange's quantitative and other continued listing criteria. These criteria included the New York Stock Exchange's net tangible assets and average three-year net income requirements. Also, after the sale of Artra's Bagcraft subsidiary, Artra has lacked an ongoing operating business as required under the New York Stock Exchange's rules. At the New York Stock Exchange's request, Artra has provided a definitive action plan demonstrating Artra's ability to achieve compliance with the Exchange's listing standards, including the succession of Entrade common stock to this listing after the merger. Based upon a review of that plan, the New York Stock Exchange is continuing the listing of Artra common stock.

         Artra and, after the merger, Entrade will be subject to ongoing quarterly monitoring for compliance with the plan. Failure to meet any of the quarterly plan projections could result in the suspension from trading and subsequent delisting of Artra common stock and, after the merger, Entrade common stock. Artra's plan is dependent upon the closing of the merger during the third quarter of 1999. If the merger is not completed, Artra may not be able to satisfy the listing requirements of the New York Stock Exchange, and Artra common stock may be delisted from the New York Stock Exchange.

         If the New York Stock Exchange suspends trading in and delists the Artra common stock, or after the merger the Entrade common stock, Artra or Entrade would attempt to list the shares on another exchange or quotation system such as the Nasdaq National Market System. We cannot assure you that we can successfully effect this new listing. As a result, if we are not able to effect this listing, you might not be able to sell your shares at all, and if you were able to sell your shares, you may face lower share prices.

         Artra's  potential   environmental   liabilities  and  other  potential
         liabilities from other claims may result in future costs to Artra that are difficult to estimate.

         Former operations of Artra and its subsidiaries have been subject to requirements imposed under federal, state and local environmental and health and safety laws and regulations, including the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Occupational Safety and Health Act and comparable state laws, relating to waste water discharges, air emissions, solid waste management and disposal practices, work place safety and real property use and ownership.

         Liability under CERCLA is, in most instances, strict, joint and several, meaning that Artra could be liable for all response costs incurred. As a result of these environmental matters, Artra and its subsidiaries have, from time to time, been and currently are involved in administrative and judicial proceedings and inquiries. The currently pending proceedings relate primarily to claims for damages with respect to sites and facilities of Baltimore Paint and Chemical Company, Harvel Industries, Inc., Dutch Boy Paints and Bagcraft. Artra has provided accruals for these claims. Various uncertainties, however, with respect to these and other sites and facilities make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of these activities if undertaken. See "Information About Artra -- Legal Proceedings" on page 91.

         Since 1983, Artra has been a party to product liability asbestos claims relating to the manufacture of products by The Synkoloid Company, a former operating subsidiary. As of September 1998, Artra's primary insurance carriers had paid approximately $13 million in claims related to Synkoloid products, at which point the primary carriers asserted that primary insurance coverage had been exhausted. Since that date, some of Artra's excess insurance carriers have assumed the defense and indemnity costs related to the defense and settlement of all Synkoloid product liability claims under a temporary agreement.

         From September 1998 through August 1, 1999, these carriers had paid approximately $8.5 million to settle claims. Artra believes that the remaining excess coverage totals approximately $200 million. Under the temporary agreement, these carriers could either individually or collectively cease making indemnity or defense payments at any time or refuse to renew the temporary agreement, which was due to expire on August 16, 1999. Artra has received an oral representation from the carriers' lead counsel that the temporary agreement has been extended to September 30, 1999.

         While Artra is currently negotiating a permanent agreement with these carriers, we cannot assure you that any permanent agreement will be reached or that the carriers will continue to make payments on the same terms as under the existing temporary agreement. If the terms of the new agreement are less favorable than the existing agreement or the temporary agreement expires without the execution of a new agreement, Artra could become obligated to assume a percentage of the indemnity payments and defense costs. Artra is not able to quantify the potential costs of claims that remain outstanding or unasserted. If claims exceed the insurance coverage, Artra's financial position could be materially and adversely affected and Artra's ability to fund its operations or those of its current or future affiliates would be impaired.














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